AsiaInfo Holdings, Inc.

4th Floor, Zhongdian Information Tower, 6 Zhongguancun South Street

Haidian District, Beijing 100086

People’s Republic of China

June 18, 2010

VIA EDGAR

Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re:	AsiaInfo Holdings, Inc.

Form 10-K and Form 10-K/A for the Fiscal Year Ended December 31, 2009

Filed March 16, 2010 and April 30, 2010, respectively

File No. 001-15713

Dear Ms. Collins:

This letter is submitted on behalf of AsiaInfo Holdings, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2009, filed on March 16, 2010 (the “Form 10-K”) and Form 10-K/A for the fiscal year ended December 31, 2009, filed on April 30, 2010 (the “Form 10-K/A”), as set forth in your letter to the Company dated May 27, 2010. For reference purposes, the text of the comments contained in your letter dated May 27, 2010 have been reproduced herein (in bold), with the Company’s response below each such comment.

Form 10-K for the Fiscal Year Ended December 31, 2009

Business

Customers, page 11

1.	We note that for the year ended December 31, 2009, revenue from China Mobile and its provincial subsidiaries accounted for $149.7 million and that revenues from China Unicom and its provincial subsidiaries were $44.7 million, or approximately 60% and 18% of total revenues, respectively. Please tell us whether you are substantially dependent upon any agreements with China Mobile, China Unicom or any of their provincial subsidiaries for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K. In addition, please specifically advise whether 10% or more of your revenues is generated under any one or more of these agreements.

Company Response: The Company respectfully advises the Staff that China Mobile, China Telecom and China Unicom are the three major national telecommunications carriers in the People’s Republic of China (the “PRC”). Each of these carriers has a headquarters as well as 31 provincial branches, all of which are authorized to sign sales contracts with suppliers. As a result, although the Company generates revenues mainly from these three carriers and their respective provincial subsidiaries, the Company views these entities as 96 separate customers or potential customers. Historically, the Company has conducted business with more than half of these customers. The Company does not believe that its business is substantially dependent on any single contract, and the Company does not generate 10% or more of its revenues under any one of these agreements.

Intellectual Property, page 20

2.	You indicated that your success and ability to compete depend substantially upon your intellectual property, which you protect through, among other things, patent registrations. Please tell us whether you are materially dependent on one or more of the patents. If so, you should discuss the importance and the duration of your current patents. See Item 101(c)(1)(iv) of Regulation S-K.

Company Response: The Company respectfully submits that disclosure of the importance, duration and effect of its patents is not material to an understanding of the Company’s business taken as a whole. The Company provides software solutions and information technology products in the PRC. Protecting software under patent laws presents legal and strategic challenges for a software company, including certain questions regarding the patentability of software and risks of reverse-engineering by competitors or customers resulting from the public availability of patent filings. Accordingly, the Company has avoided filing patent registrations for certain matters on which its business materially depends. The Company utilizes a comprehensive approach to protecting its software and related intellectual property, which principally involves contractual protections, such as licensing terms and confidentiality agreements, copyrights, trademark protections and patents. While the Company believes its patents are a helpful part of its comprehensive strategy, the Company respectfully submits that further disclosure regarding its patents is not material to an understanding of its business and could confuse investors by overemphasizing the importance of patents in the Company’s intellectual property protection strategy.

Risk Factors

Substantial uncertainties exist with respect to our contractual arrangements with our affiliates … page 24

3.

Your disclosures on page 25 indicate that the pledges of equity interest in Lenovo Computer and Lenovo Security have not yet been approved by and/or registered with the relevant governmental authorities in China. Considering a pledge of equity interests of a foreign-invested enterprise is only effective after obtaining approval from and registering with the relevant governmental authorities and considering such pledges are part of your contractual arrangements with these entities, tell us what impact the lack of approval and/or registration had on your determination to consolidate these entities pursuant to ASC 810-10 and the recently adopted guidance under ASU 2009-17.

Company Response: The Company determined that consolidation of Lenovo Computer System and Technology Services Ltd. and Lenovo Security Technologies (Beijing), Inc. (collectively, the “Lenovo VIEs”) with the Company was appropriate because the Company is the primary beneficiary of the Lenovo VIEs. In reaching this conclusion, the Company considered several factors, which are summarized on page F-9 of the Form 10-K. Specifically, the Company has:

(a)	the ability to obtain substantially all of the economic benefits of the Lenovo VIEs through service fee arrangements;

(b)	the power to direct the operating and financial policies of the Lenovo VIEs;

(c)	the power to stop the Lenovo VIEs from declaring dividends;

(d)	an option to obtain the legal ownership of the Lenovo VIEs for the minimum amount then permitted by PRC law at such time as the PRC no longer has restrictions on foreign invested businesses directly engaging in the relevant businesses; and

(e)	the exposure to losses arising from the equity of the Lenovo VIEs because the equity investment in the Lenovo VIEs was funded by the Company through loans to the legal owners which will be repaid only through the transfer of the legal ownership as discussed in (d) above.

The equity pledge arrangements provide that in the event the legal owners of the Lenovo VIEs or the Lenovo VIEs themselves attempt to default on their obligations under the arrangements, the Company will obtain legal ownership of the pledged securities. While the equity pledge arrangements are a part of the overall Lenovo VIE arrangements, they are not of themselves dispositive as to whether the Company is the primary beneficiary. The Company respectfully submits that, in light of all of the facts and circumstances, consolidating the Lenovo VIEs with the Company is appropriate.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

4.	To the extent your arrangements are firm orders to deliver products and/or services, tell us what consideration you gave to disclosing the total amount of the Company’s backlog for such contracts pursuant to Item 101(c)(1)(viii) of Regulation S-K. Also, if revenues recognized from your backlog contracts have historically had or are expected to have a significant impact on the variability of your results, tell us how you considered including a discussion and analysis regarding changes in your backlog as part of your MD&A discussion on revenues.

Company Response: The Company respectfully advises the Staff that, in concluding that disclosure of backlog information is not material to an understanding of the Company’s business taken as a whole, the Company considered several factors. These factors include:

•

The Company’s new sales orders are generally volatile and affected by numerous factors, such as the term of existing agreements; renewals; the budget cycles of customers; negotiated billing cycles; changes in customer circumstances, business needs, or financial position; and numerous other factors. This volatility tends to make backlog information less meaningful for investors. In addition, since many of these factors are unique to particular customers or specific customer projects, the Company is often not in a position to know which factor(s) may have caused its backlog to change in any particular period, which could make disclosures about changes in backlog speculative.

•

In the Company’s experience, the timing and amount of revenues recognized from backlog can vary from period to period. For example, in some periods in which backlog has been comparatively high, revenues in the following period have been comparatively low. Accordingly, backlog disclosures may confuse investors or result in investors drawing inferences that are inconsistent with the Company’s business taken as a whole.

•

The Company has provided several other disclosures regarding its revenues and sales cycle, including disclosures regarding total revenues, revenues by segment, deferred revenues, days sales outstanding, and related matters. In the context of its overall disclosures, the Company believes that backlog adds little to an investor’s understanding of the Company’s business as a whole.

•

Other companies with whom the Company competes do not provide backlog disclosures. In addition, there is no uniform methodology in the Company’s industry for measuring backlog. Some companies only include the amounts of sales contracts on which they have not commenced performance while others may also include amounts not yet recognized as revenues on partially performed sales contracts. This makes it difficult for investors to compare backlog between companies, which makes backlog disclosure less helpful in understanding the Company’s business in the context of its industry.

With respect to whether revenues recognized from backlog have historically had or are expected to have a significantly impact on the variability of the Company’s results, as discussed above the Company respectfully advises the Staff that the timing and amount of revenues recognized from backlog can vary from period to period for a variety of reasons, and that high or low backlog amounts do not necessarily cause revenues in the following period to be high or low. In addition, as discussed in the response to Comment 5, the Company believes its discussion and analysis of revenues has focused on the material factors impacting its revenues.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008, page 50

5.	We note the significant increases in total revenue, service revenue, telecommunications software products and solutions and telecommunications-related service revenue. Please tell us what consideration you gave to describing more specifically the factors impacting these results – including whether changes in pricing materially contributed to these increases – and to discussing the extent to which the Company views these results as indicative of future results. Refer to Item 303(a)(3) of Regulation S-K.

Company Response: As disclosed on page 50 of the Form 10-K, the Company believes that increases in revenues were primarily driven by spending initiatives in the PRC telecommunications sector associated with efforts to upgrade infrastructure for “3G” and other next-generation technologies. This permitted the Company to enter into more sales contracts and to sell more of its software solutions. The Company believes that changes in the pricing of its contracts, which are negotiated with each customer, were not a material driver of its increased revenues and, accordingly, focused its disclosure on the increased demand and volume of contracts.

With regard to whether the Company views these results as indicative of future results, the Company respectfully refers the Staff to its disclosures on page 42 under the heading “Selected Financial Data” and on page 54 under the heading “Selected Unaudited Quarterly Combined Results of Operations,” which indicate that the Company expects fluctuation in results and that results are not indicative of operating results in future periods. In addition, the Company respectfully refers the Staff to the risk factors entitled “The growth of our business is dependent on government telecommunications infrastructure and budgetary policies…” on page 22 and “Further restructuring of China’s telecommunications sector may have an adverse impact on our business prospects and results of operations” on page 23. In the overall context of its disclosures in the Form 10-K, the Company respectfully submits that it has set forth its expectation that infrastructure spending initiatives, which primarily drove its 2009 increased revenues, are likely to continue, although this may not materialize and could be adversely affected by numerous market, political and other factors.

Liquidity and Capital Resources, page 55

6.	We note that your accounts receivable, accrued expenses and accrued employee benefits have materially changed over the periods presented however, the reasons for these changes have not been materially supported (i.e. accounts receivable increased $78 million and your disclosures explain that $57.7 million of this increase). Please provide an explanation for these material changes including the underlying drivers of the changes during each period presented. In addition, confirm to us that your liquidity and capital resources discussion includes all known trends, events or uncertainties, which are reasonably likely to impact future liquidity. We refer you to Section IV of SEC Release No. 33-8350 for guidance.

Company Response: With respect to the changes in accounts receivable, accrued expenses and accrued employee benefits, the Company respectfully advises the Staff as follows:

(1) Accounts Receivable. Excluding the accounts receivable balance related to the Company’s sales agent arrangement with International Business Machines Corporation (the “IBM Arrangement”), which amounted to approximately $57.7 million and $0.9 million as of December 31, 2009 and December 31, 2008, respectively, accounts receivable increased approximately $20.9 million, or 40.7%, from approximately $51.1 million at December 31, 2008 to approximately $72.0 million at December 31, 2009. This increase was primarily attributable to the accounts receivable from China Mobile and China Unicom (and their respective provincial subsidiaries), which increased approximately $12.6 million, or 56.3%, and approximately $7.1 million, or 53.8%, respectively, in 2009. These increases were in line with the increase in revenues from these customers. As disclosed on page 43 of the Form 10-K under the heading “Overview,” revenue from China Mobile (and its provincial subsidiaries) increased approximately $43.8 million, or 41.4%, and revenue from China Unicom (and its provincial subsidiaries) increased approximately $14.9 million, or 50.0%, in 2009.

(2) Accrued Expenses. Accrued expenses increased approximately $7.5 million, or 53.1%, from approximately $14.2 million at December 31, 2008 to approximately $21.8 million at December 31, 2009. This increase included approximately $1.7 million in non-recurring professional advisor expenses, mainly related to the Company’s planned business combination with Linkage Technologies International Holdings Limited, and was in line with the increase in total revenues, which increased approximately 42.0% in 2009.

(3) Accrued Employee Benefits. Accrued employee benefits increased approximately $11.8 million, or 42.9%, from approximately $27.6 million at December 31, 2008 to approximately $39.4 million at December 31, 2009. The increase was primarily attributable to an increase of approximately $8.7 million in the Company’s performance bonus balance, resulting from the Company exceeding its operating targets, as well as the Company’s increased headcount. Headcount increased from 3,433 at December 31, 2008 to 4,552 at December 31, 2009, which resulted in increases to the Company’s base salary and social insurance balances of approximately $2.6 million.

With respect to the Company’s liquidity and capital resources discussion, the Company confirms to the Staff that such discussion includes all known trends, events or uncertainties that are reasonably likely to materially impact the Company’s future liquidity.

7.	Provide us with your calculation of the DSO as adjusted for the net effect of the IBM Arrangement as of December 31, 2009. Also, please explain the factors contributing to the decrease in days sales outstanding from year-end 2008 to 2009.

Company Response: The Company respectfully refers the Staff to Appendix 1 hereto, which sets forth the Company’s calculation of days sales outstanding (“DSO”) as adjusted for the net effect of the IBM Arrangement as of December 31, 2009. The decrease in DSO from December 31, 2008 to December 31, 2009 is primarily attributable to the decrease in DSO for China Unicom (and its provincial subsidiaries) from 211 days in 2008 to 137 days of 2009. The Company believes that China Unicom’s financial position improved as a result of certain restructurings in the PRC telecommunications industry.

8.	Clarify why deferred revenue as a percentage of revenues has declined from 31% in fiscal 2008 to 21% in fiscal 2009.

Company Response: The Company respectfully submits that the decrease in deferred revenue as a percentage of revenue is smaller than is reflected in the Staff’s comment. The Company calculates deferred revenue as a percentage of revenue as follows:

	Dec. 31, 2009	Dec. 31, 2008
	($ in thousands)
Deferred revenue	45,547	44,414
Total revenues	249,339	175,543
Deferred revenue as a percent of total revenue	18.3%	25.3%

The Company respectfully advises the Staff that its deferred revenue can fluctuate from period to period for a variety of reasons, including reasons specific to customers, differences in products sold, and differences in payment terms.

Item 15. Exhibits and Financial Statement Schedules, page 64

9.	We note your disclosures on page 3 that you have entered into various contractual arrangements through Star VATS and ZXJ to form two new VIEs. Tell us when you believe these agreements will be filed as material contracts pursuant to Item 601(b)(10) of Regulation S-K.

Company Response: The Company respectfully advises the Staff that it does not believe the contractual arrangements with Beijing Star VATS Technologies, Inc. (“Star VATS”) or Beijing Zhongxinjia Sci-Tech Development Co., Ltd. (“ZXJ”) constitute material contracts required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K. The Company established these VIEs in connection with its provision of certain value-added telecommunication services in the PRC. Star VATS and ZXJ’s financial statements, in aggregate, constitute 0.1% of net assets, 0.4% of total assets, 0.7% of revenues and negative 4.0% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2009. In contrast, the Company has determined to be material and has filed as exhibits the contractual arrangements with the Lenovo VIEs, whose financial statements, in aggregate, constitute 2% of net assets, 4.7% of total assets, 14.5% of revenues and 6.5% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2009. The Company does not believe that its business substantially depends on its contractual arrangements with Star VATS or ZXJ, or that any qualitative features of the contractual arrangements make them material to the Company. In addition, the contractual arrangements do not constitute management contracts or compensatory plans, contracts or arrangements. Accordingly, the Company respectfully submits that filing the contractual arrangements would neither be material to an investor’s understanding of the Company’s business or of the risks inherent in an investment in the Company, nor required by Item 601(b)(10) of Regulation S-K.

In the future, the Company does not expect to file the contractual arrangements with Star VATS or ZXJ as material contracts pursuant to Item 601(b)(10) of Regulation S-K unless these facts and circumstances change. The Company respectfully advises the Staff that it will continue to consider, as part of the Company’s ordinary disclosure controls and procedures, whether any of its contracts, including the contractual arrangements with Star VATS and ZXJ, should be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Consolidated Statements of Operations, page F-4

10.

Please clarify where you classify service revenues from your unbundled arrangements. For instance, we note in fiscal 2009 you began accounting for license fees and PCS revenues separately for your information security product contracts. Tell us whether the PCS revenues are classified as software products and solutions or as service revenues. Similarly, tell us whether you account for software contracts that do not involve significant implementation or customization as unbundled multiple-element arrangements and if so, tell us where you classify the service elements for such contracts. To the extent that the products and solutions revenue line item includes both (a) products and services from bundled arrangements and (b) products and services from unbundled arrangements, then tell us how you considered separately disclosing revenues and related cost of revenues for products and services pursuant to Rule 5-03(b)(1) and (2) of Regulation S-X.

Company Response: The Company respectfully advises the Staff that the Company enters into the following types of contracts in its business segments:

AsiaInfo Technologies Segment. A typical sales contract of the Company’s AsiaInfo Technologies (China), Inc. (“AsiaInfo Technologies”) segment is a bundled arrangement which includes multiple components such as software license, software customizations, third party hardware, system integration, post-contract customer support (“PCS”) and other services. These sales contracts generally list the selling prices of each component separately. The multiple elements in the bundled arrangements are treated as one unit of accounting for revenue recognition purposes for AsiaInfo Technologies, other than the segmentation of third party hardware revenues. The Company classifies recognized revenues, other than third party hardware revenues, in the software products and solutions and services categories based on the selling prices of each component, as set out in the sales contract. The Company believes that these selling prices provide a reasonable and consistent basis for the revenue classification. The Company tracks the cost of revenues for each component and classifies the cost of revenues into three categories accordingly.

Lenovo-AsiaInfo Segment. A typical sales contract of the Company’s Lenovo-AsiaInfo Technologies, Inc. (“Lenovo-AsiaInfo”) segment is a bundled arrangement which includes multiple components of security software that do not involve significant implementation or customization, as well as PCS. The Company classifies the revenues and cost of revenues from typical Lenovo-AsiaInfo sales contracts in the software products and solutions category because the Company believes PCS is an integral part of the software solutions Lenovo-AsiaInfo provides.

The Company classifies the portions of PCS and other services directly related to software products in the software product and solutions category, rather than in the services category, because the Company believes these services components are an integral part of the software solutions the Company provides.

The Company respectfully refers the Staff to Appendix 2 hereto, which provides a breakdown of the Company’s revenues by category, by bundled and unbundled arrangements, and by segment. The Company respectfully advises the Staff that, in 2009, PCS and other services revenues classified in the software product and solutions category were approximately $13 million in the AsiaInfo Technologies segment and $1 million in the Lenovo-AsiaInfo segment, which represents approximately 6.6% of the total $211 million of revenues classified as software product and solutions revenue.

Note 2. Summary of Significant Accounting Policies

Fair Value, page F-10

11.	If material, tell us how you considered providing disclosures pursuant to the requirements of ASC 820-10-50-1 through 50-9 related to your cash equivalent investments. In addition, please tell us and in the future revise to disclose the composition of your cash and cash equivalents and the amounts held in each type of instrument.

Company Response: The Company respectfully advises the Staff that the Company’s cash equivalents consist of highly liquid investments, which are unrestricted as to withdrawal or use and have original maturities of three months or less. The Company respectfully advises the Staff that, at December 31, 2009, cash equivalents consisted of approximately $92 million in money market funds, $12 million in 7-days-notice bank deposits, and $5 million in principal-secured floating rate financial instruments. The Company accounts for these instruments at cost rather than fair value. Accordingly, the Company believes the disclosure requirements under Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 820-50 are not applicable to the Company’s cash equivalents.

In future filings, the Company will disclose the composition of its cash and cash equivalents and the amounts held in each type of instrument.

Revenue Recognition, page F-13

12.	We note that for information security product contracts entered into after January 1, 2009, PCS services include unspecified upgrades for which you have established VSOE of fair value. Tell us how you determine VSOE of fair value for PCS (i.e. separate sales or stated renewal rates) for each PCS term (one year, two years and three years). Also, describe the process you use to evaluate the various factors that affect your VSOE including customer type and other pricing factors. Further address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value. We refer you to ASC 985-605-25-6 and 985-605-25-69, as applicable.

Company Response: The Company respectfully advises the Staff that Lenovo-AsiaInfo enters into sales contracts directly with customers and channel sales contracts with distributors. The following terms appear in these two types of contracts:

•	Direct sales contracts include one-year, two-year or three-year PCS, depending on the customer’s needs or requests, and quote a one-year renewal rate of PCS equal to 2% of the original contract price.

•

The significant majority of channel sales contracts include one-year PCS, although a small number include two-year or three-year PCS, if requested by the customer. These contracts quote renewal rates for one-, two- and three-year PCS at 2%, 4% and 6% of the original contract price, respectively.

•

For both direct sales contracts and channel sales contracts, there are no separately stated fees for the PCS included in the initial contract terms; instead, the PCS fee is bundled with the licensing fee, resulting in one overall fee.

•	Lenovo-AsiaInfo products are sold with a perpetual software license. However, the customer may renew the PCS for as many years as desired on a year-by-year basis.

The Company used 2% of the contract amount as the vendor-specific objective evidence (“VSOE”) of fair value for one-year PCS because the Company’s PCS renewal rate is expressed as a consistent percentage (2%) of the contract amount. This conclusion is consistent with the guidance in ASC 985-605-55-68 through 55-69, “Fair Value of Postcontract Customer Support With a Consistent Renewal Percentage (but Varying Renewal Dollar Amounts),” which provides that if the “PCS renewal rate expressed as a consistent percentage of the stipulated license fee for customers is substantive, that PCS renewal rate would be the VSOE of the fair value of PCS.”

The Company established the VSOE of fair value for two- and three-year PCS using the VSOE of fair value for one-year PCS and the number of years of PCS covered in the contract. This conclusion is consistent with the guidance in ASC 985-605-55-57 and 55-58, “Fair Value of Postcontract Customer Support in a Perpetual License” and “Fair Value of PCS in a Perpetual License,” which addresses the situation whereby a software vendor that offers only one-year PCS renewal rates to customers holding perpetual licenses (which constitute VSOE of fair value) enters into an arrangement for a perpetual license with PCS included for a term of two-years, and whether or not the rates charged for one-year renewals constitute evidence of VSOE of fair value for the two-year bundled PCS. In such case, the rates charged for one-year renewals constitute evidence of VSOE of fair value for the two-year bundled PCS, provided the renewal rate and term are substantive.

The Company also considered the guidance in ASC 985-605-55-62 and 55-63, “Fair Value of PCS in a Multi-Year Time-Based License,” which lists circumstances in which a PCS renewal rate might not be considered substantive. In addition, the Company considered section 5.027 of the KPMG publication on software revenue recognition, entitled “An Analysis of SOP 97-2 and Related Guidance (Second Edition)” which indicates that the guidance of ASC 985-605-55-62 and 55-63 would apply by analogy to perpetual licenses in certain circumstances.

In concluding that the PCS renewal rates used by the Company are substantive, the Company considered the following factors:

•

The significant majority of channel sales contracts include one-year PCS, although some include bundled two- or three-year PCS services. The Company submits that these terms are not relatively long compared to the term of the license, which is perpetual.

•

Since the customer may renew the PCS services, the Company also considered whether the aggregate PCS renewal term is less than the initial (bundled) PCS period. Although there is no statistical or other firm evidence on the useful life of the software product, the Company believes the products can be used for a minimum of 6 years. Accordingly, the Company believes the aggregate PCS renewal term will generally not be less than the initial bundled PCS period.

•

In relation to the 2% PCS renewal rate, the Company has established a business practice in selling PCS separately. The PCS renewal transactions were handled by a third party and were priced consistently. The PCS renewal has an average profit margin of 26%. Although the profit margin for the software product is between 50% and 60%, the Company believes that a 26% margin is reasonable for PCS services in light of the fact that most of the PCS services consist of telephone support and do not cover upgrades or enhancements. The Company’s pricing structure has been accepted by the market. Accordingly, the Company believes that the PCS renewal rate is not significantly below the Company’s normal pricing practices in combination with a time-based software license that is for a relatively short period.

Based on the above analysis, the Company respectfully submits that the PCS renewal rate has substance.

13.	We note you recognize revenue for software development arrangements using the percentage-of-completion method. Considering you do not have VSOE of fair value for PCS, please tell us how you are applying the percentage-of-completion method and explain when the gross margin on these contracts is recognized (e.g. zero gross margin or another method). As part of your response, please tell us what accounting literature you relied upon in determining your revenue recognition policy for these arrangements.

Company Response: Since AsiaInfo Technologies software requires significant production, modification, and customization, the Company has accounted for such software development arrangements in accordance with the guidance ASC 605-35 and ASC 605-985.

The Company applies the “cost-to-cost” method to recognize revenue and associated costs for software development arrangements. The Company believes it is able to reliably estimate all the costs associated with each project. Before the Company signs any contract, the Company’s standard procedure is to estimate the budgeted costs that will be involved, including the direct and indirect PCS costs, at the outset.

While the VSOE of PCS in a contract cannot be established, the Company believes it is able to reasonably and reliably estimate its costs in providing PCS. In determining these estimates, the Company considers the following:

•	the costs involved in PCS service are primarily labor costs and the Company has a timesheet system to record and monitor labor costs on an project-by-project basis, including PCS costs;

•	the Company does not provide any enhancements or upgrades free of charge to its customers; and

•	with more than ten years of experience in the industry, the Company is able to access its historical data to support and guide its estimations.

14.	We also note that software arrangements with significant production, modification and customization are sold with bundled third-party hardware, which you bifurcate from the development services and recognize upon customer acceptance of the hardware. Please explain further how you considered the requirements of SOP 605-35-25-11 through 25-13 in concluding that these arrangements qualify for segmentation.

Company Response: The Company respectfully submits that it meets all of the criteria for segmenting its contracts under ASC 605-35-25-12. The Company submits separate proposals for each of the deliverables, as well as a single proposal for the entire bundled project. Accordingly, the customer could accept the software and integration service, without accepting the hardware (and, in fact, the Company actively encourages customers to purchase their own hardware). Conversely, the customer could accept the hardware without the software and integration service. The Company typically sells the hardware to customers at cost plus a margin, and prices the contracts so that the overall margin will be consistent regardless of whether the customer purchases the hardware. In addition, the Company has a demonstrated history of stable margins in its previous software and integration phases regardless of whether the customer purchased hardware from the Company. Based on the way the Company prices these types of contracts, the aggregate amount of the proposals on separate components would be equal to the price of the entire project.

The Company has applied this approach to segmenting contracts involving hardware since 2001. The Company notes that there have been other authoritative pronouncements since 2001 addressing the arrangements in which there are multiple deliverables, which, as discussed below, the Company believes continue to support its historical approach.

ASC 985-605-15-3 provides that in an arrangement that contains non-software deliverables, only software and software-related elements are within the scope of ASC 985-605. Elements that are not software or software-related elements (as defined in ASC 985-605-15-3) should be separated in accordance with ASC 605-25.

The application of ASC 985-605-15-3 requires the exercise of professional judgment. The Company considered the following factors in determining to segment its hardware:

•

Does the hardware have substantive functionality without the software, that is, could a customer be reasonably expected to purchase the hardware without also purchasing the software? The third party hardware included in the arrangement can function without the software and software services.

•

Is the hardware commonly sold without the software that is included in the arrangement? Or are the software and hardware always sold as a package or a solution? The Company submits separate proposals for each of the deliverables and the customer may accept the software and integration without accepting the hardware and the Company is actively encouraging customers to purchase their own hardware. In addition, the customer would be able to accept the hardware without the software and integration. The Company has a history of selling the software and implementation without the hardware. Moreover, the Company itself buys the hardware from a third party vendor.

•

Is the hardware available from other vendors and compatible with other vendors’ software? Application of the provisions of Issue 03-5 generally should not result in a non-software element being subject to the scope of SOP 97-2 if that element is available from other vendors and is compatible with the other vendors’ software. The third party hardware is available from other vendors and compatible with other vendors’ software.

•

If the hardware is delivered prior to delivery or installation of the software, is payment for the hardware contingent on delivery or successful installation of the software deliverable? The Company typically negotiates the contract terms under three separate contracts for the various deliverables: design/implementation; software; and hardware (if needed). The third party hardware is delivered at the beginning of the arrangement. The hardware component normally involves less than 10% of the total contract cost. Under a typical payment schedule, the Company will receive a 10% payment upon signing the contract. Therefore, the payment for the third party hardware would be received prior to the successful installation of the software deliverable and the associated installation services.

Accordingly, the Company has concluded that the software and software customization services are not essential to the functionality of the third party hardware. Therefore, the Company believes that the hardware included in its contracts is not considered a software-related element and should be separated from the software elements in accordance with ASC 605-25-25-5.

In concluding that segmentation was appropriate, the Company also considered the factors set forth in ASC 605-25-25-5:

•

The delivered item or items have value to the customer on a standalone basis. The item or items have value on a standalone basis if they are sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer’s ability to resell the delivered item(s), this criterion does not require the existence of an observable market for the deliverable(s). This criterion is met as the third party hardware is sold separately by third party vendors.

•

There is objective and reliable evidence of the fair value of the undelivered item(s). The Company purchases the hardware from third party vendors and resells the hardware to its customers under a separate contract at cost plus a margin. The Company believes that the selling prices stated in the separate proposals for software, integration and hardware approximates their relative fair value. Therefore, the Company believes that the fair value for the undelivered items (software and integration services) is determinable (based on the contract price, which also approximates to the total contract value less the cost of the hardware with a normal profit margin).

•

If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the vendor. The Company’s contracts do not include a general right of return, thus this criterion is not applicable.

Accordingly, the Company has concluded that third party hardware would be considered a separate unit of accounting. Therefore, the Company has allocated among the separate units of accounting based on their relative fair values under ASC 605-25. Currently, the Company recognizes revenue for the sales of third party hardware based on the cost of hardware plus a margin consistent with the industry practice, and applies the percentage-of-completion method to the software and software-related elements. Given that the selling prices for software, integration and hardware approximate their relative fair value, the revenues recognized for sales of third party hardware under the relative fair value allocation method pursuant to ASC 605-25 should approximate those under the segmentation method pursuant to ASC 605-35-25-12.

15.	You indicate for software contracts that do not involve significant implementation or customization, license fees are recorded when revenue recognition criteria are met. Tell us whether these arrangements include other elements such as hardware and/or services. If so, tell us how you account for the various elements in these arrangements within the guidelines of SOP 985-605-25.

Company Response: The Company respectfully advises the Staff that the Company’s software contracts that do not involve significant implementation or customization relate to the Lenovo-AsiaInfo typical sales contract described in the response to Comment 10. The Company recognizes revenues for these contracts in accordance with the disclosure in the paragraph on page F-13 of the Form 10-K that follows the disclosure the Staff has referenced in Comment 15. Accordingly, in future filings the Company intends to delete the paragraph containing the disclosure the Staff has referenced in Comment 15.

Note 6. Accounts Receivable, page F-23

16.	Clarify whether the $57.7 million of receivables related to the IBM arrangement has been classified as billed or unbilled receivables. If it has been classified as billed, then it appears that all of your remaining accounts receivable would have been unbilled as of December 31, 2009. Supplementally explain why your entire accounts receivable balance outside of the IBM arrangement would remain unbilled and tell us whether there have been any changes in your revenue recognition or billing policies and practices that would have affected this balance. Also, please explain why a portion of your IBM receivable would remain unbilled as indicated on page 22 of the March 31, 2010 Form 10-Q.

Company Response: The Company respectfully advises the Staff that the accounts receivable balance related to the IBM Arrangement includes both billed and unbilled receivables. The Company recognizes unbilled accounts receivable upon delivery of products to China Mobile pursuant to the IBM Arrangement until the Company has billed China Mobile according to the payment terms set out in its sales contracts, which is normally upon customer acceptance. As of December 31, 2008 and December 31, 2009, billed and unbilled accounts receivable related to the IBM Arrangement were as follows:

	December 31, 2008	December 31, 2009
	($ in thousands)	($ in thousands)
Billed accounts receivable:	612	21,985
Unbilled accounts receivable:	256	35,700
Total:	868	57,685

Note 21. Stock-based Compensation Plan

2008 Stock Incentive Plan, page F-39

17.	Your disclosures on page F-39 indicate that each PSU represents a contingent right of the participant to receive a payment in respect of a share of the Company’s common stock, whether in shares, cash or a combination thereof. Tell us whether the employee has the option to receive cash or a combination of cash and stock. If so, tell us how you considered the guidance in ASC 718-10-25-15 in determining whether these awards should be classified as a liability or equity.

Company Response: The Company respectfully refers the Staff to the Company’s disclosures on page F-39 of the Form 10-K, which indicate that the Company, rather than its employees, has the right, in the Company’s sole discretion, to pay cash in lieu of issuing shares to settle the performance stock units (the “PSUs”) and that the Company has not exercised this cash payment right. In addition, the Company respectfully advises the Staff that it has the ability to deliver the shares represented by the PSUs and is not required to pay cash to settle the PSUs upon the occurrence of any contingent event. Accordingly, the Company has classified these awards as equity in accordance with ASC 718-10-25-15.

Note 28. Redeemable Noncontrolling Interest, page F-45

18.	Tell us how you intend to comply with the disclosure requirements of ASC 810-10-50-1A(c) and Rule 3-04 of Regulation S-X to provide a reconciliation of stockholders’ equity and redeemable noncontrolling interests at the beginning and the end of the periods presented. Please provide your proposed disclosures to comply with this guidance.

Company Response: In future filings, the Company proposes to include disclosure substantially in the following form to the financial statement footnote regarding redeemable noncontrolling interest:

The reconciliation of the redeemable noncontrolling interest is as follows:

	For the year ended December 31,
	2009	2010
	(in thousands)
Beginning balance	$—		$1,122
Incorporation of AIP	1,200		[ ]
Net income (loss)	(78)		[ ]
Adjustment to redemption value	—		[ ]

Ending balance	$1,122	$	[ ]

Form 10-K/A for the Fiscal Year Ended December 31, 2009

Directors, Executive Officers and Corporate Governance, page 1

General

19.	We note that you have not included all the disclosures required by our recent amendment to the proxy rules. In particular, we note that you have omitted information regarding the board’s assessment of director qualifications required by Item 401(e) of Regulation S-K. Refer to SEC Release No. 24-61175 Proxy Disclosure Enhancements. Please revise your filing accordingly.

Company Response: The Company respectfully submits that the Company has included in the Form 10-K/A disclosure that briefly discusses the experiences, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the Company in light of its business and structure. Under the heading “Board of Directors” on pages 1-2, the biographical summary for each director, after describing the director’s business experience for at least the past five years, discloses the experience and expertise that each director provides to the Company’s board of directors. Particular factors include executive experience, historical experience with the Company, finance expertise, operational expertise, industry experience, product and services knowledge, leadership abilities, accounting, auditing and risk management experience, banking expertise, experience with strategic transactions, international business experience, and other particular skills and experiences. The Company respectfully submits that this disclosure, particularly in the context of the detailed discussion of the business experiences of each director, communicates the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the Company.

Board of Directors, page 1

20.	We note the business experience discussions for Mr. Manning and Ms. Li do not cover the full period required by Item 401 of Regulation S-K. Please ensure that future filings include the full five years of business experience for each executive officer and director as required by the Item.

Company Response: The Company acknowledges the Staff’s comment and confirms that in future filings with the SEC that require a discussion of business experience pursuant to Item 401 of Regulation S-K, the Company will include disclosures regarding the full five years of business experience for the Company’s executive officers and directors.

Executive Compensation, page 5

General

21.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that the risks arising from your compensation policies and programs are not reasonably likely to have a material adverse effect on the Company.

Company Response: The Company respectfully advises the Staff that the Compensation Committee (the “Compensation Committee”) of the Company’s board of directors reviewed the various design elements of the Company’s compensation program to determine whether any of its aspects encourage excessive or inappropriate risk-taking. The Compensation Committee also considered the compensation policies and practices at the Company’s business units, including the risk profile of such units, whether the compensation structure of such units were structured differently, whether the unit received significantly more profitable compensation, the compensation expense of the unit relative to its revenues, and whether employees received compensation that varied significantly from the overall risk and reward structure of the Company for the services such employees provided. Following this risk evaluation, the Compensation Committee concluded that the Company’s compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company for the following reasons:

•

substantially all of the Company’s employees are located in the PRC, where employee salaries tend to be lower compared to U.S. companies, which the Company believes makes employee compensation less likely to have a material adverse effect on the Company;

•

the compensation policies and practices between the Company’s business units are similar, have resulted in similar compensation historically, and, the Company believes, compensate employees for services in proportion to the risks and rewards to the Company of such services;

•

the base salaries the Company pays to its employees are set at levels sufficient to match compensation paid by its competitors in the PRC, including for executive talent, and are designed to provide a steady income regardless of the Company’s stock price performance, which the Company believes discourages risk taking;

•

the Company’s various non-equity incentive compensation programs contain Company-wide and individual targets that the Company believes are attainable without the need to take inappropriate risks or make material changes to the Company’s business or strategy;

•

the cash payments that may be made to the Company’s named executive officers (each, an “NEO”) under its non-equity incentive compensation programs (“ICPs”) are subject to maximum limits, which the Company believes mitigates the risks its NEOs may take; and

•

stock option and restricted stock grants to NEOs under the Company’s Long-Term Incentive Plan generally vest over a period of three to four years, which the Company believes discourages excessive or inappropriate short-term risk taking.

Compensation Discussion and Analysis, page 5

22.

Your compensation discussion and analysis should provide an expanded analysis of how you arrived at and why you paid each particular level of compensation for the periods covered by the report. For example, we note minimal discussion and analysis of how the Committee determined specific non-equity incentive compensation, long term equity awards and PSU grants. We would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made actual payout determinations for the fiscal year for which compensation is being reported. Refer to paragraph (b)(1)(iii) and (v) of Item 402 of Regulation S-K. You should provide complete discussions of the specific factors considered by the Committee in ultimately approving this and other forms of compensation, including the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

Company Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it will incorporate in the Company’s proxy statement for its 2010 annual meeting of stockholders (the “2010 Proxy Statement”) an expanded analysis of how the Compensation Committee arrived at and why the Company paid each particular level of compensation for the periods covered in the Form 10-K/A.

23.	Please tell us why you have not provided quantitative disclosure of the terms of the performance targets utilized in determining non-equity incentive compensation for your executive officers for fiscal year 2009. If you believe that disclosure of the performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K please tell us whether you have a competitive harm analysis that supports your conclusion.

Company Response: As disclosed in the Form 10-K/A, the Company’s ICPs provide its NEOs with an opportunity to earn annual cash bonuses based on the Company’s achievement of net revenue (total revenue under U.S. generally accepted accounting principles net of hardware costs) and operating profits targets, as well as on the performance of the individual NEO’s functional business unit or department (which in certain cases involve non-financial objectives appropriate for the unit or department). The Company respectfully submits that disclosure of fiscal year 2009 quantitative performance targets (the “ICP Targets”) is not required because the ICP Targets involve confidential commercial information, the disclosure of which would result in significant competitive harm to the Company, and because such information is not material or necessary to an understanding of the Company’s compensation policies and decisions regarding its NEOs within the meaning of Item 402(b) of Regulation S-K.

(1) Competitive Harm Analysis.

Instruction 4 to Item 402(b) of Regulation S-K provides that registrants are not required to disclose target levels for specific quantitative performance-related factors, the disclosure of which would result in competitive harm to the registrant. The standard for determining whether disclosure would cause competitive harm for the registrant is the same standard that applies when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Rule 406 under the Securities Act of 1933, as amended, and Rule 24b-2 under the Securities Exchange Act of 1934, as amended, each of which incorporates the criteria for non-disclosure under Exemption 4 of the Freedom of Information Act (“FOIA”) and Rule 80(b)(4) thereunder.

Exemption 4 of FOIA exempts from the class of material that public agencies must disclose “[t]rade secrets and commercial or financial information obtained from a person and privileged or confidential.” The standards for determining what constitutes confidential commercial or financial information, the disclosure of which would cause competitive harm, have largely been addressed in case law. See, e.g., Nat’l Parks and Conservation Ass’n v. Morton, 498 F.2d 765 (D.C. Cir. 1974); Nat’l Parks and Conservation Ass’n v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976); Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 975 F.2d 871 (D.C. Cir. 1992).

Under the case law criteria, commercial or financial information will be deemed “confidential” if disclosure thereof would be likely to “cause substantial economic harm to the competitive position of the person from whom the information was obtained.” See, e.g., Morton, 498 F.2d at 770. Another test of whether information is confidential is whether the information is of the type “that would customarily not be released to the public by the person from whom it was obtained.” See, e.g., Critical Mass, 975 F.2d at 879; Sterling Drug, Inc. v. Fed. Trade Comm’n, 450 F.2d 698, 709 (D.C. Cir. 1971). Over the years, courts have frequently characterized information relating to business, commerce or trade as confidential.

For the reasons set forth below, the Company believes that disclosure of the ICP Targets could cause significant competitive harm to the Company in the following ways:

•

Disclosure of the ICP Targets would expose the Company’s confidential internal financial projections, particularly at the segment and business unit level. The ICP Targets are derived from the Company’s internal financial projections, which the Company regards as highly confidential and sensitive information that it does not publicly disclose, even after the period covered by the projection. While the Company does provide investors with revenue and earnings guidance at the consolidated company level, the Company does not provide quarterly guidance at the financial reporting segment or business unit level. In addition, as disclosed in the Form 10-K/A, the Compensation Committee establishes targets that are not assured and that require significant effort on the part of NEOs, and the Company does not want investors or competitors to interpret such targets as being in the range of what the Company believes is likely be achieved.

•

Disclosure of historical ICP Targets would cause significant competitive harm to the Company. First, if such disclosure were provided, the Company’s competitors would know its historical forecasting models, which they could use as a paradigm for forecasting or extrapolating to future periods. Second, disclosure of the ICP Targets would provide insight into the Company’s confidential business plan, which would enable the Company’s competitors to measure the Company’s performance against the plan to determine what portions of the Company’s business are most vulnerable to competition. The Company regards its business plan as highly confidential and sensitive information that it does not publicly disclose, even after the period covered by the plan.

•

Disclosure of the ICP Targets could be used by the Company’s competitors to gain insight into the Company’s areas of key strategic focus. For example, because certain ICP Targets are set at the business unit level, disclosure of those targets could provide the Company’s competitors with insight into the Company’s areas of expected growth, expansion plans into new regions, and efforts to develop new products and customers, which could be reflected in relatively lower revenue and profitability targets in the near-term. Competitors could use this information to develop plans to counter Company initiatives, such instituting defensive marketing efforts, reducing prices on vulnerable products or services, or entering new markets prior to the Company’s entry. In addition, customers or competitors that are more mature or established could use revenue and profitability forecasts to determine the Company’s margins and/or seek more favorable contractual terms in negotiations.

•

The Company’s compensation practices are also competitively sensitive. If the Company were required to disclose the ICP Targets, the Company’s competitors would know precisely how the financial performance of the Company and its individual business units affects overall NEO compensation. They could use this information to compete with the Company when recruiting and hiring executives or seeking to attract Company executives.

(b) Materiality to Investors.

Item 402(b) of Regulation S-K and Instruction 1 thereto state that the purpose of Compensation Disclosure and Analysis (“CD&A”) is to provide to investors information that is (i) “material” or comprises “material elements of the registrant’s compensation of its named executive officers,” and (ii) “necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.” Accordingly, quantitative disclosure regarding performance goals need only be included in CD&A if such information is material and necessary to an understanding of the Company’s compensation policies and decisions for its NEOs.

The Company does not believe that disclosure of specific ICP Targets is required because it is not material information that is necessary to an understanding of the Company’s compensation policies and decisions regarding its NEOs. In the Form 10-K/A, the Company has provided extensive disclosure regarding its ICPs, including a discussion about why ICPs are structured in the manner they are structured, the process of selecting targets, why particular targets were selected, the degree of difficulty in attaining targets, the size of target bonuses relative to base salary, the process for measuring attainment of targets and awarding bonuses, and related matters. The Company believes that these disclosures convey the most significant information regarding the material elements of its ICPs, and, together with the other information in the Company’s CD&A, provides investors with an understanding of the Company’s compensation policies and decisions regarding its NEOs. Providing additional information regarding each specific performance target would not provide investors with a materially greater understanding of the ICPs. In addition, due to the fact that the Company sets specific targets for various business units, information regarding specific ICP Targets at each business unit would not materially aid an investor’s understanding of the Company’s compensation policies and decisions regarding its NEOs.

For example, as disclosed in the Form 10-K/A, in determining the annual bonus payment to Feng Liu, Vice President and General Manager of Research and Development (“R&D”) of the AsiaInfo Technologies segment, 20% of the payment is determined based on the Company’s achievement of net revenue and profit margin targets, and 80% of the payment is determined based on the achievement of performance goals tied to R&D’s contribution to revenue-generating business units in the AsiaInfo Technologies segment, which is measured by considering the achievement of performance goals by such units in combination with the percentage of R&D cost allocable to such units. AsiaInfo Technologies’ overall net revenue and margin targets are derived from aggregating net revenue and margin for each of several business units. Under this formula, if one of AsiaInfo Technologies’ business units were to significantly exceed its performance targets in a particular year while other business units were to perform below target, the amount of Mr. Liu’s annual bonus payment could be very small. However, Mr. Liu might receive a higher annual bonus payment even if all of the AsiaInfo Technologies business units performed significantly below target in a particular year if other targets, such as R&D’s contribution to business units, were exceeded. Given this potential variability, the Company respectfully submits that specific targets applicable to particular business units are not material to an understanding of how annual bonus payments under the ICP are determined.

Accordingly, the Company respectfully submits that disclosure of the ICP Targets is not required because the ICP Targets involve confidential commercial information, the disclosure of which would result in significant competitive harm to the Company, and because such information is not material or necessary to an understanding of the Company’s compensation policies and decisions regarding its NEOs.

24. The compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of SEC Release No. 33-8732A. In this regard, we note the size of Mr. Zhang’s stock awards and non-equity incentive plan compensation granted in fiscal 2009 relative to the other named executive officers. We would expect to see a detailed analysis of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. Please advise.

Company Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it will incorporate a detailed analysis of how and why the compensation of individual NEOs differs from that of the other NEOs in the 2010 Proxy Statement.

*    *    *

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 10-K/A;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 10-K or Form 10-K/A; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Company appreciates the Staff’s attention to the review of the Form 10-K and Form 10-K/A. Please do not hesitate to contact the undersigned or Matthew D. Adler, Esq. of DLA Piper LLP

(US), the Company’s outside counsel, at 206-839-4816, if you have any questions regarding the Form 10-K, the Form 10-K/A or this letter.

Sincerely,

/s/ Wei Li
Wei Li
Chief Financial Officer
AsiaInfo Holdings, Inc.

cc:	Ms. Megan Akst, Staff Accountant (SEC Division of Corporate Finance)
Mr. Michael Johnson, Staff Attorney (SEC Division of Corporate Finance)
Ms. Maryse Mills-Apenteng, Special Counsel (SEC Division of Corporate Finance)
Ms. Wei Li (AsiaInfo Holdings, Inc.)
Ms. Susie Shan (AsiaInfo Holdings, Inc.)
Mr. Matthew D. Adler (DLA Piper LLP (US))

APPENDIX 1

As of December 31, 2009

(in thousands)

	Accounts receivable as of Dec. 31, 2008	Accounts receivable as of Dec. 31, 2009	Average accounts receivable	Gross Revenue for the fiscal year ending Dec. 31, 2009	DSO (in days)
Non-IBM Arrangement	$51,143	$71,960	$61,552	$245,815	90
IBM Arrangement (3% of gross accounts receivable)	26	1,731	879	3,524	90
Total	$51,169	$73,691	$62,430	$249,339	90
Accounts receivable reconciliation:
Non-IBM accounts receivable balance:	$51,143	$71,960
IBM Arrangement gross accounts receivable balance:	868	57,685
Total accounts receivable:	$52,011	$129,645

APPENDIX 2

Description	Revenues for 2009 ($ million)
	AsiaInfo Technologies Segment	Lenovo- AsiaInfo Segment		Total
Software products and solutions
Software products and solutions within bundled arrangements
Software products, including software license and customizations	166	31	*	191
PCS for software	5	1		6
Other services directly related to software	8	—		8
Total software products and solutions:	179	32		211
Services
Services within bundled arrangements
System integration services	12	—		12
Support services for integrated system (not directly related to software)	3	—		3
Other services for integrated system (not directly related to software)	1	—		1
Subtotal:	16	—		16
Services within unbundled arrangements
IBM Arrangement agency services	4	—		4
Security consulting services	—	<1		<1
Other services	2	—		2
Subtotal:	6	<1		7
Total services:	22	<1		23
Third party hardware
Within bundled arrangements	13	—		13
Within unbundled arrangements	—	3		3
Total third party hardware:	13	3		16
Total revenues	214	35		249

*	Only represents software licensing revenues.